UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14 (d)(1) or 13 (e)(1)

of the Securities Exchange Act of 1934

________________

Claymont Steel Holdings, Inc.

(Name of Subject Company (Issuer))

________________

Titan Acquisition Sub, Inc.

and

Evraz Group S.A.

(Names of Filing Persons (Offerors))

________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

________________

18382P104

(CUSIP Number of Class of Securities)

___________________

Alexander V. Frolov

Chief Executive Officer

Evraz Group S.A.

1 Allée Scheffer

L-2520 Luxembourg

+7 (495) 232-1370

Copy to:

William A. Groll, Esq.

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

___________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$421,540,133	$12,941.28

*

For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,937,878 shares of common stock, par value $0.001 per share, of Claymont Steel Holdings, Inc. outstanding on a fully diluted basis, consisting of: (a) 17,566,754 shares of common stock issued and outstanding, (b) 211,348 shares of common stock issuable pursuant to existing stock options, and (c) 159,776 shares of common stock subject to lapse or vesting restrictions and (ii) the tender offer price of $23.50 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000307.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,941.28	Filing Party: Titan Acquisition Sub, Inc. and Evraz Group S.A.
Form or Registration No.: Schedule TO-T	Date Filed: December 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission on December 18, 2007, as amended on January 4, 2008 by Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), and its wholly owned subsidiary Titan Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation. This Amendment also amends and supplements the Schedule 13D of Evraz with respect to the Shares.

The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Claymont Steel Holdings, Inc., a Delaware corporation, at a price of $23.50 per Share, net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“On January 7, 2008, Evraz issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to its tender offer through its wholly owned subsidiary Titan Acquisition Sub, Inc., to purchase all the outstanding shares of common stock of Claymont Steel Holdings, Inc. has expired.  A copy of the press release is filed as Exhibit (a)(1)(K).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(1)(K)  Text of press release issued by Evraz on January 7, 2008.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2008

Evraz Group S.A.
By:	/s/ Pavel Tatyanin
Name:	Pavel Tatyanin
Title:	Authorized Signatory

Titan Acquisition Sub, Inc.
By:	/s/ Pavel Tatyanin
Name:	Pavel Tatyanin
Title:	Authorized Signatory

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